FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

29 July 2011

GRUPO FINANCIERO HSBC, S.A. DE C.V.
FIRST HALF 2011 FINANCIAL RESULTS - HIGHLIGHTS

·
 Net income before taxes for the first half of 2011 was MXN1,968m, an increase of MXN683m or 53.2% compared with MXN1,285m in the first half of 2010. The 2011 results were affected by restructuring charges, the majority of which related to a reorganization of the bank's regional services. Excluding the effect of these charges, net income before taxes would have been MXN2,945m, up by MXN1,660m or 129.2% compared to the first half of 2010.

·
 Net income for the first half of 2011 was MXN1,583m, an increase of MXN536m or 51.2% compared to the first six months of 2010. Excluding the effect of the restructuring charges, net income would have been MXN2,267m, up MXN1,220m or 116.5% compared with the first half of 2010.

·	Total operating income, net of loan impairment charges, for the first half of 2011 was MXN14,911m, an increase of MXN2,785m or 23.0% compared with MXN12,126m in the first six months of 2010.

·	Loan impairment charges for the first half of 2011 were MXN3,202m, a decrease of MXN2,089m or 39.5% compared with MXN5,291m in the first six months of 2010.

·
Net loans and advances to customers were MXN178.2bn at 30 June 2011, an increase of MXN34.2bn or 23.8% compared with MXN144.0bn at 30 June 2010. Total impaired loans as a percentage of gross loans and advances to customers improved to 2.5% compared with 4.2% at 30 June 2010. The coverage ratio (allowance for loan losses divided by impaired loans) was 215.8% compared with 158.1% at 30 June 2010.

·	At 30 June 2011, deposits were MXN273.3bn, an increase of MXN41.9bn or 18.1% compared with MXN231.4bn at 30 June 2010.

·	Return on equity was 6.5% for the first half of 2011, compared with 4.4% for the same period in 2010.

·
At 30 June 2011, the bank's capital adequacy ratio was 13.98% and the Tier 1 capital ratio was 10.77%, compared with 16.63% and 12.89%, respectively at 30 June 2010, and 14.5 per cent and 11.2 per cent respectively at 31 December 2010.

·
From the first quarter of 2011, regulatory requirements issued by the Comisión Nacional Bancaria y de Valores - CNBV - require financial figures for both the insurance and bond companies, HSBC Seguros and Fianzas Mexico respectively, to be presented on a consolidated basis. As a result, first half 2010 financial results have been re-stated to be comparable with first half of 2011.

HSBC Mexico S.A. (the bank) is Grupo Financiero HSBC, S.A. de C.V.'s (Grupo Financiero HSBC) primary subsidiary company and is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file financial information on a quarterly basis (in this case for the first half ended 30 June 2011) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (Generally Accepted Accounting Principles).

Overview

The economic environment in the first half of 2011 has been mixed. During the first half of 2011, the Mexican economy continued the recovery observed in the last quarter of 2010. In the second quarter of 2011, however, there has been a slowdown in economic momentum in the US, which is likely to have a negative impact on the Mexican industrial sector in the second half of the year.

Domestic demand continues to expand at a moderate pace, slowed by unemployment which is still relatively high. Despite this, the Mexican economy is still expected to grow by 4.1% in 2011. Inflationary pressures continue to be benign, aided by the strengthening of the Mexican peso.

During the first six months of 2011, Grupo Financiero HSBC's net income was MXN1,583m, a increase of MXN536m or 51.2% compared with the first six months of 2010. Higher trading income and lower impairment charges were offset by lower net interest income, net fee income and increased administrative expenses, the latter largely impacted by the restructuring charges.

Net interest income was MXN10,708m, a decrease of MXN561m or 5.0% compared with the first six months of 2010. This decline was mainly driven by higher funding costs, lower credit card balances, and a contraction in spreads in lending products, which were partially offset by higher spreads on available for sale securities.

Loan impairment charges were MXN3,202m, a decline of MXN2,089m or 39.5% compared with the first six months of 2010. This decrease is due to a general improvement in credit quality across the portfolios and lower credit card volumes.

Net fee income was MXN2,910m, a decrease of MXN422m or 12.7% compared with the first six months of 2010. This reduction was mainly a result of a decline in the volume of credit cards and fewer account services and ATM fees, where increased charges to non-HSBC customers led to a change in customer behaviour. Fee income has been also affected by regulatory restrictions limiting the fees that can be charged for ATM and customer deposit services.

Trading income was MXN1,898m, an increase of MXN814m or 75.1% compared with the first six months of 2010. The improvement in trading income is mainly the result of a strong performance in derivatives, partially offset by lower foreign exchange and debt trading results.

Administrative and personnel expenses were MXN12,960m, an increase of MXN2,116m or 19.5% compared with the first six months of 2010. This increase is mainly driven by IT related costs, higher personnel expenses and restructuring charges, partially explained by headcount reduction. Excluding the effect of the restructuring charges, the increase in expenses would have been MXN1,139m or 10.5% compared with the first six months of 2010.

Other operating income was MXN2,597m, an increase of MXN865m or 49.9% compared to the first six months of 2010. This increase is mainly driven by the gain on the sale and leaseback of certain branches in the network.

The performance of non-banking subsidiaries, particularly HSBC Seguros, contributed positively to the bank's results, reporting a net profit of MXN 1,517m for the six months to 30 June 2011, an increase of 25% when compared with the first six months of 2010. The higher results were driven by a 20% growth in net premium income since 30 June 2010, while expenses reduced by 16%. The claims ratio improved 11% when compared to the same period of 2010, mainly due to (T-5) individual life products. In addition, expenses in respect of claims decreased as the result of a refinement to the methodology for calculating claims reserves.

Net loans and advances to customers increased MXN34.2bn or 23.8% to MXN178.2bn at 30 June 2011 compared with 30 June 2010. This increase is mainly driven by growth in the commercial portfolio.

At 30 June 2011, total impaired loans had decreased by 29.7% to MXN4.5bn compared with 30 June 2010, mainly due to a 43.1% reduction in impaired consumer loans, as collections and underwriting processes were tightened. Total impaired loans as a percentage of gross loans and advances to customers improved to 2.5% from 4.2% at 30 June 2010.

Total loan loss allowances at 30 June 2011 were MXN9.7bn, a decrease of MXN414m or 4.1% compared to 30 June 2010. The total coverage ratio (allowance for loan losses divided by impaired loans) was 215.8% at 30 June 2011 compared with 158.1% at 30 June 2010. This increase in the coverage ratio is primarily driven by a reduction in impaired consumer loans, particularly in credit cards.

Total deposits were MXN273.3bn at 30 June 2011, an increase of MXN41.9bn or 18.1% compared with 30 June 2010. This is the result of targeted promotions of the 'Advance', 'Inversion diaria' and 'Premier' deposit products.

At 30 June 2011, the bank's capital adequacy ratio was 13.98% compared with 16.63% at 30 June 2010. The Tier 1 capital ratio was 10.77% compared with 12.89% at 30 June 2010. The reduction in the capital adequacy ratio is mainly due to an increase in credit risk assets, the impact of the adoption of local regulatory operational risk requirements, dividends paid in the first quarter of 2011 and a decrease in retained earnings related to change in local provisioning methodology. Additionally, available for sale security valuations decreased during the first half of 2011, negatively impacting the capital ratio, however this was partially offset by a decrease in market risk RWAs.

In the first quarter of 2011, the bank paid a dividend of MXN1,800m representing MXN1.095 per share and Grupo Financiero HSBC paid a dividend of MXN3,520m representing MXN1.377 per share.

Business Highlights

Retail Banking and Wealth Management (RBWM)

During the first half of 2011, RBWM continued to achieve solid sales in its consumer loan portfolios and repositioned the wealth management business. The New Branch Operating Model is the primary support platform, aimed at developing relationship managers into financial advisors.

New product offerings and promotions were launched in order to reinforce our focus on wealth management, such as: equity trading through personal internet banking and campaigns targeted at providing investment solutions to our affluent customers.

Special focus was placed on leveraging our Global Banking and Commercial Banking relationships to cross-sell our payroll service capabilities. This resulted in the highest payroll account increase in a quarter in the last 6 years, reporting at the second quarter of 2011 a 175% increase in accumulated new payrolls compared with the first quarter of 2011.

Credit card balances across the industry remained flat. However, as a result of the "+ Puntos & + Millas" campaign, we have increased credit card sales by 43% compared to the last quarter. This campaign has also resulted in increased balances in our credit card portfolio. In addition, we launched several strategies aimed at reducing the seasonal balance decrease with campaigns such as instalments on purchases, balance transfers, credit limit increases, extended preferential rates, cash advances and convenience cheques.

We also continued improving the efficiency of our branch network through consolidation where we closed 66 branches during the first half of the year. At the same time, average total branch floor space increased from 410m2 in 2010 to 413m2 at 30 June 2011.

Commercial Banking

During the first half of 2011, the Commercial Banking loan portfolio and deposits grew by 30% and 21% respectively compared to 30 June 2010.

The "HSBC Empresas" credit card, which was launched three months ago to our business banking customers, is growing strongly. Various strategies are being implemented to encourage the use of this credit card.

Our business proposition for the Business Banking upper segment, which provides customers with a dedicated relationship manager, was launched in the second quarter of 2011. This will be rolled out to the large cities of the northern and central regions of the country during the second half of the year.

For our corporate clients, we are implementing business strategies aimed at increasing our participation in Trade and Supply Chain, Payments and Cash Management, and Global Markets.

Global Banking and Markets

For the first half of 2011, Global Markets continued to report good revenues in balance sheet management and trading.

Cross-selling of Global Markets' products and services to all the bank's customer segments remains the key growth driver. A clear illustration of the success of these initiatives is the distribution of FX structured notes.

In the Debt Capital Markets business, we have placed and participated in bond issuances for a total transaction amount of MXN78,417m, including United Mexican States (UMS), CEMEX, Inbursa, Santander, INFONAVIT, Bancomext, Alsea, Gas Natural and Interacciones. As a result of these issuances, Grupo Financiero HSBC is placed second in local debt capital market league tables.

During the first half of 2011, Global Banking's credit and lending business originated new lending to corporate clients in excess of MXN11,960m, compared to MXN8,000m in the first half of 2010.

Global Banking continues to grow average balances, particularly in Client Bank Deposits which have reported a 63% increase in average balances compared to 30 June 2010.

During the first half of 2011, our Advisory platform participated in two major transactions, the acquisition of business assets by Petrotemex and the merger of Embotelladora Arca and Grupo Continental, creating the second largest Coca Cola bottler in Latin America.

Sale of HSBC Afore to Principal Financial Group

On 11 April 2011, Grupo Financiero HSBC signed an agreement to sell HSBC Afore, S.A. de C.V., its pension funds management business, to Principal Financial Group, S.A. de C.V. ('Principal') for a cash consideration of MXN2,360m (approximately US$198m).

Grupo Financiero HSBC and Principal are working together to ensure a smooth transition and have agreed to establish an exclusive distribution agreement, under which Principal will continue the sale and servicing of its pension fund products through Grupo Financiero HSBC's retail banking network in Mexico.

The transaction, which is awaiting all regulatory approvals, is expected to be completed in the third quarter of 2011.

Grupo Financiero HSBC 2011 financial results as reported to HSBC Holdings plc, our ultimate parent company, under International Financial Reporting Standards (IFRS)

For the first half of 2011, Grupo Financiero HSBC reported pre-tax profits of MXN3,433m, an increase of MXN601m or 21.2% compared with MXN2,832m in the first half of 2010.

The higher results compared to that reported under Mexican GAAP is largely due to lower loan impairment charges as result of the different provisioning methodologies. A reconciliation and explanation between the Mexican GAAP and IFRS results is included with the financial statements of this document.

About HSBC

Grupo Financiero HSBC, is one of the leading financial groups in Mexico with 1,078 branches, 6,249 ATMs, approximately eight and a half million total customer accounts and more than 19,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC is a 99.99% directly owned subsidiary of HSBC Latin America Holdings (UK) Limited, which is a wholly owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. With around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa and with assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

For further information contact:

London
Brendan McNamara	Alastair Brown
Group Media Relations	Investor Relations
Telephone: +44 (0)20 7991 0655	Telephone: +44 (0)20 7992 1938

Mexico City
Lyssette Bravo	Yordana Aparicio
Public Affairs	Investor Relations
Telephone: +52 (55) 5721 2888	Telephone: +52 (55) 5721 5192

Consolidated Balance Sheet

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2011	2010	2011	2010
Assets

Cash and deposits in banks	53,637	46,593	53,634	46,590

Margin accounts	8	3	8	3

Investment in securities	172,448	175,312	157,931	160,384
Trading securities	37,665	63,383	30,808	56,639
Available-for-sale securities	119,913	95,795	119,913	95,478
Held to maturity securities	14,870	16,134	7,210	8,267

Repurchase agreements	7,774	-	7,773	-

Derivative transactions	28,633	27,829	28,633	27,829

Performing loans
Commercial loans	86,489	64,781	86,489	64,781
Loans to financial intermediaries	17,042	11,979	17,042	11,979
Consumer loans	28,613	27,306	28,613	27,306
Mortgage loans	17,834	19,477	17,834	19,477
Loans to government entities	27,992	24,207	27,992	24,207
Total performing loans	177,970	147,750	177,970	147,750
Impaired loans
Commercial loans	1,330	1,857	1,330	1,857
Consumer loans	1,324	2,325	1,324	2,325
Mortgage loans	1,850	2,226	1,850	2,226
Total impaired loans	4,504	6,408	4,504	6,408
Gross loans and advances to customers	182,474	154,158	182,474	154,158
Allowance for loan losses	(9,720)	(10,134)	(9,720)	(10,134)
Receivable	5,488	-	5,488	-
Net loans and advances to customers	178,242	144,024	178,242	144,024
Premium receivables	310	306	-	-
Accounts receivables from reinsurers and rebonding companies	343	409	-	-
Other accounts receivable	32,804	28,414	32,887	28,616
Foreclosed assets	165	165	161	165
Property, furniture and equipment, net	8,205	7,739	8,205	7,736
Long-term investments in equity securities	192	192	113	118
Long-term assets available for sale	2,361	2,330	1	-
Deferred taxes	5,454	4,552	5,328	4,558
Goodwill	1,218	1,218	-	-
Other assets, deferred charges and intangibles	4,260	4,213	3,917	3,900
Total assets	496,054	443,299	476,833	423,923

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2011	2010	2011	2010
Liabilities
Deposits	273,255	231,370	274,106	231,570
Demand deposits	158,190	126,400	159,041	126,600
Time deposits	110,829	100,735	110,829	100,735
Issued credit securities	4,236	4,235	4,236	4,235

Bank deposits and other liabilities	30,161	16,767	30,161	16,767
On demand	3,950	5,194	3,950	5,194
Short-term	24,744	9,938	24,744	9,938
Long-term	1,467	1,635	1,467	1,635

Repurchase agreements	48,985	23,630	54,509	27,953
Stock borrowing	2	-	2	1
Settlement accounts	-	13,155	-	13,155
Collateral sold	10,292	18,589	4,769	14,264
Derivative transactions	27,274	31,376	27,274	31,376
Technical reserves	10,675	10,263	-	-
Reinsurers	83	241	-	-
Other payable accounts	37,547	38,086	38,743	37,408
Income tax	1,162	1,405	694	1,083
Contributions for future capital increases	-	-	2,013	-
Sundry creditors and other accounts Payable	36,385	36,681	36,036	36,325

Subordinated debentures outstanding	9,824	10,160	9,824	10,159

Deferred taxes	645	848	606	812

Total liabilities	448,743	394,485	439,994	383,465

Equity
Paid in capital	32,673	32,678	25,605	25,605
Capital stock	5,111	9,434	5,087	5,087
Additional paid in capital	27,562	23,244	20,518	20,518

Other reserves	14,627	16,125	11,231	14,850
Capital reserves	1,832	1,726	11,069	14,449
Retained earnings	11,262	13,058	(302)	-
Result from the mark-to-market of available-for-sale securities	220	607	220	477
Result from cash flow hedging transactions	(270)	(313)	(270)	(312)
Net income	1,583	1,047	514	236
Minority interest in capital	11	11	3	3
Total equity	47,311	48,814	36,839	40,458
Total liabilities and equity	496,054	443,299	476,833	423,923

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2011	2010	2011	2010
Memorandum Accounts	2,729,366	2,527,369	2,625,729	2,414,302

Third party accounts	95,467	79,360	51,453	44,303
Clients current accounts	149	23	-	-
Custody operations	31,969	24,946	-	-
Transactions on behalf of clients	11,896	10,088	-	-
Third party investment banking operations, net	51,453	44,303	51,453	44,303

Proprietary position	2,633,899	2,448,009	2,574,276	2,369,999
Guarantees granted	16	26	16	26
Contingent assets and liabilities	95	124	95	124
Irrevocable lines of credit granted	16,909	16,185	16,909	16,185
Goods in trust or mandate	311,753	277,105	311,753	277,105
Goods in custody or under administration	265,996	250,496	260,885	245,386
Collateral received by the institution	40,791	21,896	40,791	21,827
Collateral received and sold or delivered as guarantee	40,524	23,643	34,990	19,322
Values in deposit	53	53	-	-
Suspended interest on impaired loans	224	274	224	273
Recovery guarantees for issued bonds	36,649	48,011	-	-
Paid claims	14	13	-	-
Cancelled claims	2	17	-	-
Responsibilities from bonds in force	3,614	3,591	-	-
Other control accounts	1,917,259	1,806,575	1,908,613	1,789,751

Consolidated Income Statement

	GROUP		BANK
Figures in MXN millions	30 Jun	30 Jun	30 Jun	30 Jun
	2011	2010	2011	2010
Interest income	14,811	14,683	14,447	14,367
Interest expense	(4,800)	(3,985)	(4,810)	(3,977)

Earned premiums	1,519	1,375	-	-
Increase in technical reserves	(133)	(135)	-	-
Claims	(689)	(669)	-	-

Net interest income	10,708	11,269	9,637	10,390

Loan impairment charges	(3,202)	(5,291)	(3,202)	(5,291)
Risk-adjusted net interest income	7,506	5,978	6,435	5,099

Fees and commissions receivable	3,876	4,432	3,723	4,251

Fees payable	(966)	(1,100)	(677)	(670)

Trading income	1,898	1,084	1,521	811

Other operating income	2,597	1,732	2,731	2,047

Total operating income	14,911	12,126	13,733	11,538

Administrative and personnel expenses	(12,960)	(10,844)	(13,096)	(11,150)

Net operating income	1,951	1,282	637	388

Undistributed income from subsidiaries	17	3	18	2

Net income before taxes	1,968	1,285	655	390
Income tax	(776)	(1,017)	(318)	(711)
Deferred income tax	229	560	183	549
Net income before discontinued operations	1,421	828	520	228

Discontinued operations	168	211	-	-

Minority interest	(6)	8	(6)	8

Net income	1,583	1,047	514	236

Consolidated Statement of Changes in Shareholders' Equity

GROUP

	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Figures in MXN millions
Balances at 1 January 2011	32,673	1,726	13,058	140	(213)	2,119	10	49,513

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	106	2,013	-	-	(2,119)	-	-
Cash dividends	-	-	(3,520)	-	-	-	-	(3,520)
Other	-	-	(289)	-	-	-	-	(289)
Total	-	106	(1,796)	-	-	(2,119)	-	(3,809)

Movements for the recognition of the comprehensive income

Net income	-	-	-	-	-	1,583	1	1,584
Result from valuation of available- for-sale securities	-	-	-	80	-	-	-	80
Result from cash flow hedging transactions	-	-	-	-	(57)	-	-	(57)
Total	-	-	-	80	(57)	1,583	1	1,607
Balances at 30 June 2011	32,673	1,832	11,262	220	(270)	1,583	11	47,311

BANK

Figures in MXN millions	Capital contributed	Capital reserves	Retained earnings	Result from valuation of available-for-sale securities	Result from cash flow hedging transactions	Net income	Minority interest	Total equity
Balances at 1 January 2011	25,605	12,436	-	(48)	(213)	420	3	38,203

Movements inherent to the shareholders' decision
Transfer of result of prior years	-	433	(13)	-	-	(420)	-	-
Cash dividends	-	(1,800)	-	-	-	-	-	(1,800)
Other	-	-	(289)	-	-	-	-	(289)
Total	-	(1,367)	(302)	-	-	(420)	-	(2,089)

Movements for the recognition of the comprehensive income
Net income	-	-	-	-	-	514	-	514
Result from valuation of available- for-sale securities	-	-	-	268	-	-	-	268
Result from cash flow hedging transactions	-	-	-	-	(57)	-	-	(57)
Total	-	-	-	268	(57)	514	-	725
Balances at 30 June 2011	25,605	11,069	(302)	220	(270)	514	3	36,839

Consolidated Statement of Cash Flows

GROUP

Figures in MXN millions	30 Jun 2011

Net income	1,583
Adjustments for items not involving cash flow:	7,932
Gain or loss on appraisal of activities associated with investment & financing	(788)
Allowances for loan losses	3,234
Depreciation and amortisation	1,561
Provisions	3,088
Income tax and deferred taxes	547
Technical reserves	133
Discontinued operations	168
Undistributed income from subsidiaries	(11)

Changes in items related to operating activities:
Margin accounts	34
Investment securities	(29,938)
Repurchase agreements	(5,918)
Stock borrowing	2
Derivative (assets)	306
Loan portfolio	(13,831)
Receivables	(5,488)
Foreclosed assets	(35)
Operating assets	(9,803)
Deposits	19,919
Bank deposits and other liabilities	8,230
Settlement accounts	(2,359)
Creditors repo transactions	19,074
Collateral sold or delivered as guarantee	(1,492)
Derivative (liabilities)	(3,271)
Subordinated debentures outstanding	(183)
Accounts receivables from reinsurers and coinsurers	(343)
Accounts receivables from premiums	(310)
Reinsurers and bonding	83
Other operating liabilities	19,565
Funds provided by operating activities	(5,758)

Investing activities:
Acquisition of property, furniture and equipment	1,758
Intangible asset acquisitions	607
Funds used in investing activities	2,365

Financing activities:
Cash dividends	(3,520)
Others	(289)
Funds used in financing activities	(3,809)

Financing activities:
Decrease in cash and equivalents	2,313
Cash and equivalents at beginning of period	51,324
Cash and equivalents at end of period	53,637

BANK

Figures in MXN millions	30 Jun 2011

Net income	514
Adjustments for items not involving cash flow:	7,218
Gain or loss on appraisal of activities associated with investment & financing	(788)
Allowances for loan losses	3,235
Depreciation and amortisation	1,561
Provisions	3,087
Income tax and deferred taxes	135
Undistributed income from subsidiaries	(12)

Changes in items related to operating activities:
Margin accounts	34
Investment securities	(18,126)
Repurchase agreements	(5,917)
Derivative (assets)	306
Loan portfolio	(13,831)
Receivables	(5,488)
Foreclosed assets	1
Operating assets	(10,016)
Deposits	20,493
Bank deposits and other liabilities	8,230
Settlement accounts	(2,359)
Creditors repo transactions	19,641
Stock borrowing	2
Collateral sold or delivered as guarantee	(2,058)
Derivative (liabilities)	(3,271)
Subordinated debentures outstanding	(183)
Other operating liabilities	9,048
Funds provided by operating activities	(3,494)

Investing activities:
Acquisition of property, furniture and equipment	(675)
Intangible asset acquisitions	836
Funds used in investing activities	161

Financing activities:
Cash dividends	(1,800)
Other	(289)
Funds used in financing activities	(2,089)

Financing activities:
Decrease in cash and equivalents	2,310
Cash and equivalents at beginning of period	51,324
Cash and equivalents at end of period	53,634

Differences between Mexican GAAP and International Financial Reporting Standards (IFRS

Grupo Financiero HSBC

HSBC Holdings plc, the ultimate parent of Grupo Financiero HSBC, reports its results under International Financial Reporting Standards (IFRS). Set out below is a reconciliation of the results of Grupo Financiero HSBC from Mexican GAAP to IFRS for the six months ended 30 June 2011 and an explanation of the key reconciling items.

30 Jun
Figures in MXN millions	2011

Grupo Financiero HSBC - Net Income Under Mexican GAAP	1,583

Differences arising from:

Valuation of defined benefit pensions and post retirement healthcare benefits W	45
Acquisition costs relating to long-term investment contracts W	(5)
Deferral of fees received and paid on the origination of loans	(12)
Loan impairment charges W	718
Purchase accounting adjustments W	(143)
Recognition of the present value in-force of long-term insurance contracts W	99
Other W	100
Net income under IFRS	2,385
US dollar equivalent (millions)	200
Add back tax expense	1,048
Profit before tax under IFRS	3,433
US dollar equivalent (millions)	288
Exchange rate used for conversion	11.90

W Net of tax at 30%.

Summary of key differences between Grupo Financiero HSBC's results as reported under Mexican GAAP and IFRS

Valuation of defined benefit pensions and post retirement healthcare benefits
Mexican GAAP
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method and real interest rates.

IFRS
Defined benefit pension costs and the present value of defined benefit obligations are calculated at the reporting date by the schemes' actuaries using the Projected Unit Credit Method. The net charge to the income statement mainly comprises the current service cost, plus the unwinding of the discount rate on plan liabilities, less the expected return on plan assets, and is presented in operating expenses. Past service costs are charged immediately to the income statement to the extent that the benefits have vested, and are otherwise recognised on a straight-line basis over the average period until the benefits vest. Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred), as well as the effects of changes in actuarial assumptions. Actuarial gains and losses are recognised in other comprehensive income in the period in which they arise.

Acquisition costs of long-term investment contracts
Mexican GAAP
All costs related to the acquisition of long-term investment contracts are expensed as they are incurred.

IFRS
Incremental costs relating to the acquisition of long-term investment contracts are deferred and amortised over the expected life of the contract.

Fees paid and received on the origination of loans
Mexican GAAP
From 1 January 2007, loan origination fees are required to be deferred and amortised over the life of the loan on a straight line basis. Prior to 2007, loan origination fees were recognised up-front.

IFRS
Fees and expenses received or paid on origination of a loan that are directly attributable to the origination of that loan are accounted for using the effective interest rate method over the expected life of the loan. This policy has been in effect since 1 January 2005.

Loan impairment charges
Mexican GAAP
Loan impairment charges are calculated following the rules issued by the Mexican Ministry of Finance and the National Banking and Securities Commission. Such rules establish methodologies for determining the amount of provision for each type of loan.

IFRS
Impairment losses on collectively assessed loans are calculated as follows:

·
When appropriate empirical information is available, the Bank utilises roll rate methodology. This methodology employs statistical analysis of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of events occurring before the balance sheet date which the Bank is not able to identify on an individual loan basis, and that can be reliably estimated.

·	In other cases, loans are grouped together according to their credit risk characteristics for the purpose of calculating an estimated collective loss.

Impairment losses on individually assessed loans are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loans current carrying value.

Purchase accounting adjustments
Purchase accounting adjustments arose from the valuation of assets and liabilities on acquiring Grupo Financiero Bital in November 2002 under IFRS. Under Mexican GAAP, a different valuation methodology is applied.

Recognition of present value of in-force long-term life insurance contracts
Mexican GAAP
The present value of future earnings is not recognised. Premiums are accounted for on a received basis and reserves are calculated in accordance with guidance as set out by the Insurance Regulator (Comisión Nacional de Seguros y Fianzas).

IFRS
A value is placed on insurance contracts that are classified as long-term insurance business and are in-force at the balance sheet date. The present value of in-force long-term insurance business is determined by discounting future earnings expected to emerge from business currently in force using appropriate assumptions in assessing factors such as recent experience and general economic conditions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                 Date: 29 July, 2011